UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of a Foreign Private Issuer

Pursuant to Section 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2019

Commission File 001-37459

YULONG ECO-MATERIALS LIMITED.

387 Park Avenue South, 5/fl,

New York City, 10016

646-952-8836

(Address of principal executive offices)

(Former Name or Former Address if Changed Since Last Report)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On September 11, 2018, Yulong Eco-Materials Limited (the “Company”) filed a Form 6-K in which it disclosed that shareholders of the Company agreed to acquire the carved, blue sapphire known as the Millennium Sapphire for US$50 million via the issuance of 25 million restricted shares of the Company. Effective January 31, 2019 the Board of Directors agreed to rescind and cancel the Millennium Sapphire acquisition together with any and all intellectual property associated with the Millennium Sapphire. This decision was based on the disclosures the Company received from its auditing firm, GC & Associates CPAs PLLC, concerning the failure of the original owners of the Chinese assets to provide the information or files required to complete a Form 20-F and the subsequent notification from the NASDAQ Stock Market that the Company’s shares would be suspended from trading on NASDAQ for failure to file the Form 20-F.

All parties to the Millennium Sapphire transaction have agreed to the rescission. All 25 million shares issued for the acquisition of the Millennium Sapphire have now been returned and cancelled and the Sapphire together with any and all intellectual property associated with the Millennium Sapphire have been returned to the seller.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the future financial performance. The Company has attempted to identify forward-looking statements by terminology, including, but not limited to, “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predicts”, “should” or “will” or the negative of these terms or other comparable terminology.

The forward-looking statements included in this Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future results, operations, levels of activity, performance or achievements. Actual results of the Company’s results, operations, levels of activity, performance or achievements may differ materially from information contained in the forward-looking statements as a result of risk factors. They include, among other things, devaluation of the RMB by China since August 2015, The Company’s expectations are as of the date of filing of this Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date this Form 6-K is filed to confirm these statements to actual results, unless required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

YULONG ECO-MATERIALS LIMITED.

Date: February 26, 2019

By:

/s/ Daniel S. Mckinney
Daniel S. Mckinney
Chief Executive Officer

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